FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]
Listing of NKSJ Holdings Shares Approved

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 1, 2010
	By:	/s/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 1, 2010

Corporate Name: Name of the Representative: (Securities Code: 8755	SOMPO JAPAN INSURANCE INC. Masatoshi Sato President and CEO TSE, OSE, NSE, SSE and FSE)

Corporate Name: Name of the Representative: (Securities Code: 8754	NIPPONKOA Insurance Co., Ltd. Makoto Hyodo President and CEO TSE, OSE and NSE)

Listing of NKSJ Holdings Shares Approved

SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Co., Ltd. (collectively, the “Parties”) announce that both the Tokyo Stock Exchange and the Osaka Securities Exchange today approved the listing of NKSJ Holdings, Inc., shares on these respective exchanges. NKSJ Holdings is scheduled to be formally established as the holding company of the Parties on April 1, 2010, subject to regulatory approvals.

1. Listing Schedule

March 1, 2010 (Mon.)	Listing of NKSJ Holdings shares approved

March 26, 2010 (Fri.)	Final day of trading for the Parties’ respective shares

March 29, 2010 (Mon.)	The Parties’ respective shares to be delisted

April 1, 2010 (Thur.)	Establishment and registration of NKSJ Holdings NKSJ Holdings shares to be listed

2. Exchanges on which NKSJ Holdings Shares are to be Listed

Tokyo Stock Exchange (First Section)

Osaka Securities Exchange (First Section)

*Securities code: 8630